

Mail Stop 3561   February 9, 2016

Teoh Kooi Sooi
Chief Executive Officer
Bosy Holdings Corp.
Unit Room 7C, World Trust Tower Building
50 Stanley Street, Central, Hong Kong

> **Re: Bosy Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed January 13, 2016**
> **File No. 333-208978**

Dear Mr. Teoh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 2

The Company, page 2

2. Please specify how you intend to generate revenue from the cultivation of Aquilaria Subintegra & Aquilaria Sinensis trees in Malaysia as disclosed in this section. Please

revise to clarify your intended business and to make the disclosure consistent throughout the prospectus. For example, we note your disclosure on page 14 that you intend to harvest and sell agarwood, which is developed from the trees, yet you also state on page 14 that there are three possible business models and on page 15 you state that you will not be harvesting the agarwood in two operational models.

Our Offering, page 3

3. Please revise to clarify how many shares of your common stock are issued and outstanding. In that regard, you indicate on page 3 that you have 201,406,000 shares of common stock issued and outstanding, and on page 9 you indicate that you have 241,406,000 shares issued and outstanding.

Industry Overview, page 13

Agarwood Industry Information, page 13

4. Please revise the citations to CITES and TradeMap to include the full names of these sources.

Price trend, page 13

5. Please disclose in this section the sources for the information in the second paragraph of this section.

Proposed Business Plan, page 14

6. Please revise to include a more detailed plan of operations for the next twelve months and through the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Use of Proceeds, page 16

7. Please revise to clarify how the use of proceeds described on 16 relates to the business models described under the section "Proposed Business Plan" that begins on page 14. For example, please disclose whether the four scenarios in this section reflect the use of all three business models discussed on page 14. If not, please clarify in each of the four scenarios which or what combination of the three business models you plan to pursue using the proceeds.

<u>Directors and Executive Officers and Corporate Governance, page 21</u>

8. Please disclose the principal business of Multi Agro Tech Sdn Bhd Company, Wenzhou Hongxu Investment Management Company Limited, and Falcon Secretaries Ltd. Refer to Item 401(e)(1) of Regulation S-K.

9. For each director, briefly discuss on an individual basis the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

<u>Executive Compensation, page 22</u>

<u>Summary Compensation Table, page 22</u>

10. Please revise the second column of this table to clarify whether the compensation information provided is for your 2015 fiscal year. See Item 402(n)(2)(ii) of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

11. We note that one of your directors, Ms. Chen Yan Hong, is currently the office manager for Falcon Secretaries Ltd. It appears that your auditor, Weld Asia, was acquired by Falcon CPA in March 2012. Please confirm our understanding that Falcon Secretaries is associated with Falcon CPA. If our understanding is correct, please clarify how these entities are related, and why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X.

<u>Exhibit 5.1</u>

12. Please obtain and file a revised legality opinion that reflects the filing of the registration statement. In that regard, we note that the legality opinion is dated December 15, 2015, and references a registration statement "to be filed."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Benjamin L. Bunker, Esq.